EXHIBIT 21

TRANS WORLD ENTERTAINMENT CORPORATION
SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

Name of Significant Subsidiary	State of Incorporation	Subsidiary Trade Names
Record Town, Inc.	New York	Record Town, Inc. CD World f.y.e. Games Manifest Record and Tape Traders Streetside Records Specs Spin Street fye.com wherehouse.com secondspin.com
Record Town USA, LLC	Delaware	Record Town USA, LLC f.y.e. (For Your Entertainment) Coconuts Saturday Matinee f.y.e. movies Second Spin Wherehouse Music Suncoast Motion Pictures Sam Goody
Record Town Utah, LLC	New York	Record Town Utah, LLC f.y.e. Superstore
Trans World New York, LLC	New York	Trans World New York, LLC
Trans World Florida, LLC	Florida	Trans World Florida, LLC